December 4, 2018

Yossi Maimon
Chief Financial Officer
Protalix BioTherapeutics, Inc.
2 Snunit Street
Science Park
POB 455
Carmiel, Israel 20100

       Re: Protalix BioTherapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 6, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 7, 2018
           File No. 001-33357

Dear Mr. Maimon:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Consolidated Financial Statements
d. Revenue Recognition, page 8

1. You state that the development and manufacturing services for the Chiesi agreements are viewed as a single performance obligation and therefore the upfront payments, future research and development reimbursement payments and any potential additional development milestone payments under each agreement will be deferred until the commencement of commercial manufacturing. Please address the following:
         Identify for us each of the promised goods or services in these agreements including the transfers of licenses and explain how you determined that you only had a single
 Yossi Maimon
Protalix BioTherapeutics, Inc.
December 4, 2018
Page 2
             performance obligation under the guidance in ASC 606-10-25-14. With reference to ASC 606-10-25-23 to 25-26, explain to us why revenue is deferred
             until commencement of commercial manufacturing and how you considered that you have already transferred the licenses and begun providing development services.
             Explain to us whether you intend to recognize revenue over time or at a point in time, and why with reference to ASC 606-10-25-30 or 25-31, as applicable.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202)
551-
3426 with any questions.



FirstName LastNameYossi Maimon                                Sincerely,
Comapany NameProtalix BioTherapeutics, Inc.
                                                              Division of
Corporation Finance
December 4, 2018 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName